Exhibit 99.56
PETROFLOW ENERGY LTD.
NOTICE
AND
INFORMATION CIRCULAR
ANNUAL GENERAL AND SPECIAL
MEETING
Circular Date: April 30, 2008

Meeting Date: June 19, 2008

PETROFLOW ENERGY LTD.
NOTICE TO THE HOLDERS OF COMMON SHARES
OF ANNUAL GENERAL AND SPECIAL MEETING
JUNE 19, 2008
Petroflow Energy Ltd. will hold an Annual General and Special Meeting of the holders of common shares (the “Shares”) at the offices of Gowling Lafleur Henderson LLP, Suite 1400, 700 — 2nd Street S.W., Calgary, Alberta on June 19, 2008 at 10:00 a.m. (Calgary time). The Meeting and any adjournment of the Meeting will be held for the following purposes:
1.	to present the financial statements for the fiscal year ended December 31, 2007, together with the auditors’ report thereon;

2.	to set the number of directors to be elected at five;

3.	to elect the directors for the ensuing year;

4.	to appoint the auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

5.	to approve the Stock Option Plan.
Only holders of record of Shares at the close of business on April 30, 2008 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of the Meeting and to vote at the Meeting.
You may vote in person at the Meeting or any adjournment of the Meeting, or you may appoint another person who need not be a Shareholder as your representative to attend and vote in your place.
If you are unable to attend the Meeting you may date and sign the enclosed form of proxy and return it to Valiant Trust Company, Proxy Department, 310, 606 — 4th Street S.W., Calgary, Alberta, T2P 1T1. For your proxy to be effective, you must return the form of proxy to Valiant no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. An envelope is enclosed for this purpose.
A Management Proxy Circular relating to the business to be conducted at the Meeting accompanies this Notice.

BY ORDER OF THE BOARD OF DIRECTORS

Calgary, Alberta
April 30, 2008	Per:	/signed/ “Duncan Moodie”
Duncan Moodie, Chief Financial Officer

PETROFLOW ENERGY LTD.
MANAGEMENT PROXY CIRCULAR
DATED APRIL 30, 2008
FOR THE ANNUAL GENERAL AND SPECIAL MEETING
OF THE HOLDERS OF COMMON SHARES TO BE HELD
ON JUNE 19, 2008
This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Petroflow Energy Ltd. (“Petroflow” or “we”) for use at the Annual General and Special Meeting (the “Meeting”) of the holders (the “Shareholders” or “you”) of Petroflow’s common shares (the “Shares”).
The Meeting will be held at the offices of Gowling Lafleur Henderson LLP, Suite 1400, 700 — 2nd Street S.W., Calgary, Alberta, on Thursday, June 19, 2008 at 10:00 a.m. (Calgary time). The Meeting and any adjournment of the Meeting will be held for the purposes set forth in the accompanying Notice of Meeting.
SOLICITATION OF PROXIES
Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. Petroflow will bear the cost of solicitation.
RECORD DATE
Only holders of record of Shares at the close of business on April 30, 2008 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment of the Meeting and to vote at the meeting.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Chief Financial Officer of Petroflow. You have the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to represent you at the Meeting. To exercise this right you must insert the name of your representative in the blank space provided in the enclosed form of proxy and strike out the other names, or submit another appropriate proxy.
To be effective, your proxy must be mailed so it is deposited at the office of Petroflow’s agent, Valiant Trust Company, Proxy Department, 310, 606 — 4th Street S.W., Calgary, Alberta, T2P 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment of the Meeting. No instrument appointing a proxy will be valid after the expiration of 12 months from the date of its execution. The instrument appointing a proxy must be in writing. If you are an individual, the instrument must be executed by you or your attorney who has been authorized in writing. If you are a corporation, the instrument must be executed under your corporate seal by a duly authorized director, officer or attorney of the corporation.
Proxies are revocable. You may revoke your proxy by depositing a duly executed instrument in writing revoking the proxy. If you are an individual the instrument revoking your proxy must be executed by you or your attorney who has been authorized in writing. If you are a corporation, the instrument must be executed under your corporate seal by a duly authorized director, officer or attorney of the corporation. You must deposit the instrument revoking your proxy either
•	with Valiant Trust Company, Proxy Department, 310, 606 — 4th Street S.W., Calgary, Alberta, T2P 1T1 at any time prior to the close of business on the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or

•	with the Chairman of the Meeting prior to the commencement of the Meeting.
Your proxy will be revoked once it has been deposited.
VOTING OF SHARES — ADVICE TO BENEFICIAL HOLDERS OF SECURITIES
The information set forth below is important if you do not hold your Shares in your own name.
Only proxies deposited by Shareholders whose names appear on the records of Petroflow as the registered holders of Shares can be recognized and acted upon at the Meeting. If your Shares are listed in an account statement provided to you by a broker, then, in almost all cases, you will not appear on the records of Petroflow as a registered holder of Shares of Petroflow. Your Shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of these shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Brokers or their agents or nominees can only vote your shares (for or against resolutions) if you give them specific instructions. Without specific instructions, a broker and its agents and nominees are prohibited from voting your shares. Therefore, you should ensure you communicate instructions respecting the voting of your Shares to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which you must carefully follow to ensure your Shares are voted at the Meeting. Often, the form of proxy supplied by your broker (or the agent of your broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the broker or agent of the broker how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications.
ADP mails to beneficial shareholders a scannable Voting Instruction Form in lieu of the form of proxy provided by Petroflow. If you receive a Voting Instruction Form from ADP, you cannot use it as a proxy to vote your Shares directly at the Meeting. You must return it to ADP well in advance of the Meeting in order to have your Shares voted or to appoint an alternative representative to attend the Meeting in person to vote your shares.
The Voting Instruction Form will name the same person as the proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Shareholder of Petroflow) other than the persons designated in the Voting Instruction Form to represent you at the Meeting. To exercise this right you should insert the name of your desired representative in the blank space provided in the Voting Instruction Form.
To vote your Shares, you should complete and return the Voting Instruction Form to ADP by mail or facsimile or call ADP’s toll-free telephone number. ADP will tabulate the results of all instructions received and provide appropriate instructions respecting the voting shares to be represented at the Meeting.

EXERCISE OF DISCRETION BY PROXIES
All Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Shares represented by the proxy will be voted in accordance with that specification. In the absence of any specification, the Shares will be voted:
(a)	“FOR” setting the number of directors to be elected at five;

(b)	“FOR” the election as directors of those nominees of management listed in this Circular;

(c)	“FOR” the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of Petroflow; and

(d)	“FOR” the approval of the Stock Option Plan.
The enclosed form of proxy confers discretionary authority upon the persons named in the form of proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Petroflow is authorized to issue an unlimited number of Shares, and an unlimited number of preferred shares, issuable in series. As at April 30, 2008, Petroflow had 29,322,544 Shares and no preferred shares issued and outstanding. Each Share entitles the holder to one vote at the Meeting.
Any registered Shareholder of Petroflow at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his or her Shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Appointment and Revocation of Proxies”.
The following table sets forth the persons who are known by Petroflow to own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of the voting rights attached to our voting securities.

		Percentage of
Name	Number of Shares	Outstanding Shares(1)
Steven J. Ibbotson	5,360,649	18.28%
E. Keith Conrad	3,555,243	12.12%
Note:

(1)	Based on 29,322,544 Shares issued and outstanding as at the date of this Circular.
MATTERS TO BE ACTED UPON AT THE MEETING
1. Financial Statements
At the Meeting we will present our audited annual financial statements for the fiscal year ended December 31, 2007. No vote is required in respect of this matter.

2. Number of Directors
We propose that the Board consist of five members. Accordingly, you will be asked to consider, and if thought fit, pass the following resolution:
“BE IT RESOLVED THAT the number of directors of Petroflow be fixed at five until such time as the directors determine by resolution to increase or decrease that number in accordance with Petroflow’s Articles and By-Laws”.
To be passed, this resolution requires the approval of a simple majority of the votes cast by shareholders who voted in respect of the resolution at the Meeting either in person or by proxy. It is the intention of the management designees, if named as proxy, to vote in favour of fixing the number of directors to be elected at five, unless otherwise directed.
3. Election of Directors
Action is to be taken at the Meeting with respect to the election of directors. Each of the persons set out in the table below will be nominated for election as a director at the Meeting.
It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the board of directors unless otherwise directed. We believe all the nominees will be able to serve as a director. However, if for any reason a nominee does not stand for election or is unable to serve as such, the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Shares are to be withheld from voting on the election of directors.
Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed in accordance with Petroflow’s By-Laws. The following information relating to the nominees as directors is based partly on our records and partly on information we have received from the nominees. The table below sets forth the name and municipality of residence of each nominee, his principal occupation at present and during the past five years, all other positions and offices he holds in Petroflow, the period during which he has served as a director, the number and percentage of Shares that he has advised us are beneficially owned by him, directly or indirectly, or over which he has control or exercises direction.

		Number of	Percentage of
	Present Principal Occupation and	Shares	Shares Beneficially
Name, Municipality of Residence	Positions Held During the Past Five	Beneficially	Held as of
and Position Held with Petroflow	Years	Held(2)	April 30, 2008
John Melton	President and CEO of Petroflow since July 2005. Founder and CEO of TDC Energy Corporation from 1986 to 2000 and Chairman until April 2005.	2,122,895	7.24%
Folsom, Louisiana
President, CEO and Director
(Director since July 22, 2005)

Richard W. Clark(1)	Partner with Gowling Lafleur Henderson LLP since April 1, 2000.	12,246	0.04%
Calgary, Alberta
Chairman and Director (Director since March 22, 2006)

		Number of	Percentage of
	Present Principal Occupation and	Shares	Shares Beneficially
Name, Municipality of Residence	Positions Held During the Past Five	Beneficially	Held as of
and Position Held with Petroflow	Years	Held(2)	April 30, 2008
Joseph Blandford(1)	Founder and CEO of Atlantia Corporation, a service company to the oil and gas industry, from 1979 to December 2003. Presently Chairman of the Engineering Foundation Advisory Board at the University of Texas.	385,742	1.32%
Houston, Texas
Vice-Chairman and Director
(Director since July 22, 2005)

Donald J. Rowden(1)	CEO of MacSema, Inc. since 1994	189,754	0.65%
Bend, Oregon Director (Director since December 10, 2003)

Richard N. Azar San Antonio, Texas	President and owner of Brittany Energy, LLC and Patrón Energy, LLC, independent oil and gas exploration and production companies. Partner with Sezar Energy LP from October 2002 to July 2006. President of San Antonio Gas & Oil Inc. from December 1988 to March 2006. Prior to March 2006, President and Shareholder of Altex Resources, Inc. Director of Petroflow from June 2006 to September 2006.	885,187	3.02%

(Director since December 10, 2007)

Notes:

(1)	Members of Petroflow’s Audit and Compensation Committees.

(2)	The information as to the number of Shares beneficially owned or controlled by the nominees, not being within the knowledge of Petroflow, has been furnished to Petroflow by the individual nominees.
Orders
Other than as set out below, to the knowledge of management of Petroflow, no proposed director as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Petroflow), that (a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes hereof, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.
1.	The trading in shares of Caribou Resources Corp. was the subject of a cease trade order in the provinces of Alberta, British Columbia and Saskatchewan for failure to file and mail to the shareholders required financial statements. The financial statements were subsequently filed and mailed to the shareholders and the cease trade orders were lifted. During the periods of the cease trade orders, Mr. Rowden was a director.

2.	On April 12, 2002 Caribou Resources Corp. was involuntarily delisted by the TSX Venture Exchange for failure to meet minimum listing requirements. At the time, Mr. Rowden was a director.

3.	Trading in the shares of Shaker Resources Inc., formerly Oyama Industries Ltd., was suspended by the Alberta Stock Exchange from November 27, 1997 to January 15, 2002 for failure to complete a major transaction within 18 months. A major transaction was completed in June, 2002. Mr. Rowden was a director at the time and remained a director until September 30, 2004. Mr. Clark was President and a director at the time.
Bankruptcies
Other than as set out below, to the knowledge of management of Petroflow, no proposed director of Petroflow (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Petroflow) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
1.	On January 30, 2007, Caribou Resources Corp., formerly Rimron Resources Inc., formerly Niaski Environmental Services Inc., received protection under the Companies’ Creditors Arrangement Act (CCAA) from the Alberta Court of Queens’ Bench. The Court approved the CCAA Plan on July 31, 2007. Mr. Rowden was a director during this period and remained a director until July 30, 2007.

2.	On March 20, 2000 Caribou Resources Corp. made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was approved by the creditors on April 13, 2000. The trustee was discharged in May, 2001. At the time Mr. Rowden was a director.

3.	Mr. Melton was a director of TDC Energy LLC which filed for Chapter 11 Reorganization in August 2002 with the U.S. Bankruptcy Court, Eastern District of Louisiana, U.S.A. The plan was approved and discharged in May 2003 and all obligations were fully discharged by April 22, 2005. Mr. Melton resigned as a director effective April 12, 2005.
Penalties and Sanctions
To the knowledge of management of Petroflow, no proposed director has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.
4. Appointment of Auditors
PricewaterhouseCoopers LLP, Chartered Accountants, has been the auditors of Petroflow since December 3, 2003.
You will be asked to consider and, if thought fit, approve a resolution to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of Petroflow for the ensuing year and authorize the directors of Petroflow to fix the remuneration to be paid to the auditors. To be passed, this resolution requires the approval of a simple majority of the votes cast by shareholders who voted in respect of the resolution at the Meeting either in person or by proxy.
Unless otherwise directed, management intends to vote “FOR” the re-appointment of PricewaterhouseCoopers LLP as auditors of Petroflow to hold that office until the next annual meeting of the Shareholders, at a remuneration to be fixed by the Board of Directors.
5. Approval of Stock Option Plan
Pursuant to TSX Venture Exchange (the “Exchange”) requirements, a corporation listed on the Exchange must have approved by ordinary resolution, at each annual general meeting of shareholders of the corporation, a stock option plan whose terms and conditions allow, on a “rolling basis”, for the issuance of up to 10% of the issued and outstanding shares. A copy of Petroflow’s Stock Option Plan is attached as Schedule “A” hereto. Shareholders will be asked to consider and if thought fit, to approve the ordinary resolution set out below:
“BE IT RESOLVED THAT the Stock Option Plan of Petroflow, in the form attached as Schedule “A” to Petroflow’s Management Proxy Circular dated April 30, 2008, be and is hereby approved.”
This resolution must be passed by a majority of the votes cast by Shareholders who voted in respect of this resolution at the Meeting either in person or by proxy.

Unless otherwise directed, management intends to vote “FOR” the foregoing resolution respecting the approval of the Plan.
OTHER MATTERS
We know of no amendment, variation of other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on that matter in accordance with the best judgment of the person or persons voting the proxy.
EXECUTIVE COMPENSATION
Summary Compensation
The following table provides a summary of compensation earned during each of the last three fiscal years ended December 31, 2005, December 31, 2006, and December 31, 2007, by the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Senior Vice President, Corporate Development, and In-House Counsel (the “Named Executive Officers”):

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Restricted Shares
				Other Annual	Under Options/	or Restricted	LTIP	All Other
Name and		Salary	Bonus	Compensation	SARs Granted	Share Units	Payouts	Compensation
Principal Position	Year	US($)	US($)	($)	(#)	($)	($)	($)
John Melton(1)	Dec. 31, 2007	$225,000	$75,000	Nil	42,000	Nil	Nil	Nil
President & Chief	Dec. 31, 2006	$228,350	Nil	Nil	75,000	Nil	Nil	Nil
Executive Officer	Dec. 31, 2005	$91,667	Nil	Nil	236,500	Nil	Nil	Nil

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
						Securities	Restricted Shares
					Other Annual	Under Options/	or Restricted	LTIP	All Other
Name and		Salary		Bonus	Compensation	SARs Granted	Share Units	Payouts	Compensation
Principal Position	Year	US($)		US($)	($)	(#)	($)	($)	($)
Duncan Moodie(2)	Dec. 31, 2007	$175,000		$40,000	Nil	42,000	Nil	Nil	Nil
Chief Financial Officer	Dec. 31, 2006	$89,723		See note 2.	See note 2.	60,000	Nil	Nil	Nil
	Dec. 31, 2005	See note 2.				189,200	Nil	Nil	Nil
Sanford Andrew(3)	Dec. 31, 2007	$188,750		$65,000	Nil	20,000	Nil	Nil	Nil
Chief Operating Officer	Dec. 31, 2006	$182,200		$496,300 (3)	Nil	60,000	Nil	Nil	Nil
	Dec. 31, 2005	$73,333		Nil	Nil	189,200	Nil	Nil	Nil
Kevin Davis(4)	Dec. 31, 2007	$165,000		$50,000	Nil	99,000	Nil	Nil	Nil
Senior VP, Corp. Dev.	Dec. 31, 2006	$163,238		Nil	Nil	249,200	Nil	Nil	Nil
	Dec. 31, 2005	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Louis Schott(5)	Dec. 31, 2007	$201,500	(5)	$35,000	Nil	10,000	Nil	Nil	Nil
In-House Counsel	Dec. 31, 2006	$236,417	(5)	Nil	Nil	30,000	Nil	Nil	Nil
	Dec. 31, 2005	$77,603	(5)	Nil	Nil	94,600	Nil	Nil	Nil
Notes:

(1)	Mr. Melton became the President and Chief Executive Officer on July 22, 2005.

(2)	Mr. Moodie became the Chief Financial Officer on September 16, 2005. Until July 1, 2006, Mr. Moodie did not receive cash compensation from Petroflow for acting as its Chief Financial Officer but was the President of Macon Resources Ltd. with which Petroflow had a management agreement. Effective July 1, 2006, Mr. Moodie ceased to be an employee of Macon Resources Ltd. and became an employee of Petroflow thereby earning cash compensation from Petroflow.

(3)	Mr. Andrew became the Chief Operating Officer on July 22, 2005. In connection with finalizing Petroflow’s formal employment relationship with Mr. Andrew, Petroflow loaned to Mr. Andrew $361,200 for the purpose of enabling Mr. Andrew to subscribe for 258,000 Shares in Petroflow at a purchase price of $1.40 per share, which was evidenced by a promissory note dated January 20, 2006 and secured by a Share Pledge Agreement dated January 20, 2006. The promissory note bore an annual interest rate of 4.34% and pursuant to the Share Pledge Agreement, the 258,000 Shares were pledged to Petroflow as security for repayment of the loan. Mr. Andrew fully repaid the loan as of December 6, 2006. See “Indebtedness of Directors and Executive Officers”.

(4)	Mr. Davis became the Senior Vice President of Corporate Development on March 22, 2006.

(5)	Mr. Schott became In-House Counsel on November 1, 2005. Included in his salary for each fiscal year are consulting fees in the amount of $77,603 for 2005, $184,417 for 2006, and $36,750 for 2007.
Stock Options
The following table details the stock options granted to the Named Executive Officers during the year ended December 31, 2007:

				Market Value of
	Securities	Percent of Total		Securities Underlying
	Under Options	Options Granted to	Exercise or	Options on the Date of
	Granted	Employees in the	Base Price	Grant
Name	(#)	Financial Year(1)	($/Security)	($/Security)	Expiration Date
John Melton	42,000	6.58%	$2.16	$2.16	September 12, 2012
Duncan Moodie	42,000	6.58%	$2.16	$2.16	September 12, 2012
Sanford Andrew	20,000	3.13%	$2.16	$2.16	September 12, 2012

				Market Value of
	Securities	Percent of Total		Securities Underlying
	Under Options	Options Granted to	Exercise or	Options on the Date of
	Granted	Employees in the	Base Price	Grant
Name	(#)	Financial Year(1)	($/Security)	($/Security)	Expiration Date
Kevin Davis	60,000	9.40%	$2.10	$2.10	January 30, 2012
	39,000	6.11%	$2.16	$2.16	September 12, 2012
Louis Schott	10,000	1.57%	$2.16	$2.16	September 12, 2012
Note:

(1)	An aggregate of 638,500 options were granted during the financial year ended December 31, 2007 to directors, officers, employees and consultants of Petroflow. The options vest as to 30% on the grant date, 20% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 15% on the third anniversary of the grant date and 15% on the fourth anniversary of the grant date.
The following table details information about the exercise of options by each Named Executive Officer and the financial year-end value of unexercised options.

	Securities	Aggregate	Unexercised Options at		Value of Unexercised In-the-Money
	Acquired on	Value	Financial Year End		Options at Financial Year End
	Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
John Melton	—	—	215,650	137,850	246,526	108,534
Duncan Moodie	—	—	175,040	116,160	197,523	87,533
Sanford Andrew	—	—	168,440	100,760	196,731	85,685
Kevin Davis	—	—	154,300	193,900	33,260	39,452
Louis Schott	—	—	84,220	50,380	98,366	42,842
Management Agreements, Employment Contracts and Termination of Employment
Under their employment agreements, John Melton, President and Chief Executive Officer, receives an annual salary of US$225,000, Duncan Moodie, Chief Financial Officer, receives an annual salary of US$175,000; Sanford Andrew, Chief Operating Officer, receives an annual salary of US$185,000; Kevin Davis, Senior Vice President, receives an annual salary of US$165,000; and Louis Schott, In-House Counsel, receives an annual salary of US$175,000. This base salary is reviewed annually and it may be increased to reflect the Named Executive Officer’s performance, Petroflow’s performance and other relevant factors.
Annual bonuses may be paid at the discretion of the Board of Directors. If a Named Executive Officer dies, his estate will be entitled to receive an amount equal to 6 months salary to which he was entitled at the time of his death.

The Named Executive Officer is entitled to certain payments if his employment is terminated without cause, he suffers a prolonged disability or if, within 12 months after a change of control of Petroflow, his employment is terminated without cause, he resigns, or his level of responsibility or compensation following the change of control is not commensurate with his level of responsibility or compensation prior to the change of control. If any of these events were to occur, he would be entitled to the following payments:
•	an amount equal to 12 months’ salary (18 months in the case of Mr. Melton) to which he was entitled at the termination date;

•	an amount equal to one month salary for every year, or portion of a year, that he has worked for Petroflow up to a maximum of 6 additional months, which amount will vest on the first day of each year he has worked for Petroflow; and

•	an amount equal to Petroflow’s annual premium contributions paid on behalf of the Named Executive Officer.
A “change of control” is defined in the agreements as any of the following events:
•	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Petroflow and another corporation or other entity that results in holders of the Shares of Petroflow prior to the transaction’s completion holding less than 50% of the outstanding common shares of the successor corporation after the transaction’s completion;

•	any person, entity, or group of persons or entities acting jointly or in concert, including their associates and affiliates (individually and collectively, an “Acquiror”) acquires Shares of Petroflow, or acquires the right to vote or direct the voting of Shares of Petroflow that, when added to the Shares the Acquiror already owns of record or beneficially or has the right to direct the voting of, would entitle the Acquiror to vote or direct the voting of 20% or more of Petroflow’s outstanding Shares;

•	the incumbent directors no longer constitute a majority of the Petroflow’s Board of Directors or the employment of the incumbent President and Chief Executive Officer of Petroflow is terminated without cause;

•	as a result of or in connection with (i) a contested election of directors or (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Petroflow and another corporation or other entity, the nominees for election as directors named in the information circular of the management of Petroflow do not ultimately constitute a majority of the Board of Directors of Petroflow;

•	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets of Petroflow other than a disposition to a wholly-owned subsidiary of Petroflow in the course of a reorganization of the assets of Petroflow and its subsidiaries;

•	a resolution is adopted to wind-up, dissolve or liquidate Petroflow; or

•	the Board of Directors of Petroflow adopts a resolution to the effect that a Change of Control has occurred or is imminent.
If a Named Executive Officer resigns, he must give Petroflow 90 days written notice.

Compensation of Directors
During the year ended December 31, 2007, no compensation had been paid to the directors of Petroflow for their services rendered in that capacity other than an aggregate of 195,000 options granted under Petroflow’s Stock Option Plan having exercise prices between $2.16 and $2.37 and expiring no later than September 12, 2012, and a monthly director’s fee of $5,000 paid to Richard Clark.
Other
Richard Clark, a director of Petroflow, is a partner with Gowling Lafleur Henderson LLP, which provides legal services to us.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table details all compensation plans under which Petroflow’s common shares are authorized for issuance as of December 31, 2007:

		Weighted-Average	Number of Shares
	Number of Shares to be	Exercise Price of	Remaining Available for
	Issued Upon Exercise of	Outstanding Options	Future Issuance Under
	Outstanding Options as	as at December 31,	Equity Compensation Plans
Plan Category	at December 31, 2007	2007	as at December 31, 2007
Equity Compensation Plans Approved by Securityholders	2,476,200	$2.01	448,034
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	N/A
Our Stock Option Plan (the “Plan”) was established for the purpose of providing incentives to our directors, officers, employees and consultants to align their interests with those of Petroflow. No other compensation plans exist which have not been previously approved by Shareholders.
The Plan provides that options granted will not exceed a term of five years, and will be granted at an option price and on other terms that the directors determine are necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which our Shares are listed for trading.
A maximum of 10% of the number of the issued and outstanding Shares from time to time may be reserved for issuance pursuant to the Plan. The aggregate number of Shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, will not exceed 10% of the issued and outstanding Shares. In addition, the aggregate number of Shares so reserved for issuance to any one person will not exceed 5% of the issued and outstanding Shares and, in the case of consultants, will not exceed 2% of the issued and outstanding Shares.
The option will terminate not later than 90 days after a participant ceases to be an officer, director, employee or consultant of Petroflow for any reason other than death. In the event of termination of employment for cause, the option will terminate on the date of termination. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.
If the Shareholders receive a “take-over bid”, as defined in Alberta’s securities laws, under which the offeror, if successful, would beneficially own more than 20% of the outstanding Shares, optionees may exercise all of their unexercised options, including options that have not yet vested, at any time prior to the 10th day following the expiry of the take-over bid.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Other than as set out below, no individual who is, or at any time during the year ended December 31, 2007 was, a director, executive officer, or proposed nominee for election as a director of Petroflow, or any of the associates of the foregoing persons, is or has been indebted to Petroflow since January 1, 2007, or has or has had indebtedness to another entity which is, or has been at any time since January 1, 2007, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided Petroflow.
•	On November 30, 2007, John Melton received a short-term advance of $US25,000 from Petroflow, which was repaid on February 12, 2008.
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of our directors or executive officers, nor any person who held such a position at any time since January 1, 2007, nor any nominee for election as a director of Petroflow, nor any associate or affiliate of these persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed in this Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set out below, no informed person, or proposed nominee for election as a director of Petroflow, or any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect Petroflow.
•	The North American Petroleum Corporation, a wholly-owned subsidiary of Petroflow, holds an approximate working interest of 5% in a drilling program in Harper County, Oklahoma, which is potentially a Hunton and/or Viola resource play. Azure Minerals, an entity controlled by Richard Azar, a director of Petroflow, holds a 9% interest in this drilling program.
AUDIT COMMITTEE
For information about Petroflow’s Audit Committee, see the section titled “Audit Committee” in our Annual Information Form dated April 28, 2008.
CORPORATE GOVERNANCE DISCLOSURE
Board of Directors
Our Board of Directors currently consists of six directors — John Melton, Duncan Moodie, Richard Clark, Donald Rowden, Joseph Blandford and Richard Azar — of which all but Duncan Moodie are standing for re-election. Mr. Melton, Mr. Moodie, Mr. Clark and Mr. Blandford are not independent directors, as they are also executive officers of Petroflow. Mr. Rowden and Mr. Azar are independent directors. The independent directors hold in-camera meetings from time to time to discuss matters concerning Petroflow without management present. Mr. Clark, Mr. Rowden and Mr. Blandford sit on the Audit Committee and the Compensation Committee.

As Petroflow is a “venture issuer” as defined in National Instrument 52-110 Audit Committees, it is relying on the exemption in Part 6 (Venture Issuers) from the requirement in Part 3 (Composition of the Audit Committee) that every audit committee member must be independent.
Directorships
The following directors are also directors of other reporting issuers:

Name	Reporting Issuer
Richard W. Clark	Fairwest Energy Corporation
Donald J. Rowden	Rise Healthware Inc.
Fairwest Energy Corporation
Orientation and Continuing Education
At present, the Board does not provide an official orientation or training program to its new directors. A majority of the Board has had extensive experience in the oil and gas industry and experience in acting as a director of public or private companies, or both. Our legal counsel is made available to the directors to assist them in better understanding their legal responsibilities.
Ethical Business Conduct
Although Petroflow has no written Code of Ethics for directors, officers and employees, Petroflow requires the highest standards of professional and ethical conduct from its directors, officers and employees and believes that its reputation for honesty and integrity among its stakeholders is key to the success of its business. In that regard, to create a culture of honesty, integrity and accountability, discussion, on an informal basis, is had among the Board, management and employees respecting such matters as the retention of confidential information, insider trading rules, the obligation to declare conflicts of interests, the exercise of fair dealing with suppliers and other third parties and the necessity to comply with applicable laws, regulations and rules.
Nomination of Directors
In considering director candidates, the full Board considers whether the candidate has strong experience in the oil and gas public sector, a history that demonstrates a commitment to strict adherence to ethical business conduct, the ability to devote the appropriate time to Petroflow, a commitment to act in its best interests and a demonstrated support of its mission and strategic objectives.
Compensation
Decisions respecting the compensation of Petroflow’s officers are determined first by the Compensation Committee and then by the full Board, taking into consideration such factors as a review of U.S. peer group surveys, consideration of the officer’s overall performance, responsibilities, qualifications, experience and skills, adjustment for information and consideration of competitive conditions in the oil and gas industry. In considering the remuneration of the President and Chief Executive Officer, further consideration of such factors as overall performance of Petroflow, leadership and communication skills is made.

Assessments
The practices of the Board respecting the above corporate governance matters are subject to modifications during the evolution of Petroflow. Consequently, the Board keeps in mind the questions surrounding corporate governance and the effective performance of the directors and committees, and tries to constantly assess, and if necessary, create measures, control mechanisms and the necessary structures to ensure the efficient execution of the Board’s responsibilities, without creating additional general fees and without reducing the performance of Petroflow.
ADDITIONAL INFORMATION
You may find additional information relating to Petroflow on the SEDAR website located at www.sedar.com.
Financial information is provided in Petroflow’s comparative financial statements and MD&A for the year ended December 31, 2007. You may request copies of these documents by contacting us at:
Petroflow Energy Ltd.
Suite 970, 717 – 7th Avenue S.W.
Calgary, Alberta
T2P 0Z3
Phone: (403) 539-4320

SCHEDULE “A”
PETROFLOW ENERGY LTD.
STOCK OPTION PLAN
This document sets out the terms and conditions of the Stock Option Plan (the “Plan”) of Petroflow Energy Ltd. (the “Corporation”) adopted and approved by the Board of Directors on May 26, 2006.
The Plan is effective at and from June 30, 2006 subject to the approval of the TSX Venture Exchange (“TSXV”).
1.	Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Corporation from time to time will be set aside and reserved for the granting of options (“Options”), subject to the approval of the TSXV.

2.	Options granted pursuant to the Plan shall be granted by the Board of Directors from time to time, at its sole discretion, to officers, directors, employees or consultants of the Corporation (collectively “Optionees”), provided that the Options granted to any individual Optionee other than consultants shall not exceed 5% of the issued and outstanding Common Shares of the Corporation. The aggregate number of Options granted to consultants shall not exceed 2% of the issued and outstanding shares of the Corporation and the aggregate number of Options granted to persons providing investor relations activities for the Corporation shall not exceed 2% of the issued and outstanding shares of the Corporation. No officer, director, employee or consultant of the Corporation shall have any rights to any Options hereunder except as may be specifically granted by the Board of Directors. In the case of an employee or consultant of the Corporation or Management Company Employee (as that term is defined under the TSXV Policy 4.4), the option agreement to which it is party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries or affiliates.

3.	Options granted under the Plan may not be beneficially transferred or assigned by an Optionee. Options may be assigned to a corporation wholly owned by the Optionee, so that the beneficial ownership does not change, with the approval of the Board of Directors.

4.	The Plan and the revisions hereto are subject to the approval of the TSXV and no Options which may be granted prior to the receipt of such approval may be exercised until such approval, including shareholder approval if required, has been received.

5.	The exercise price of the Options (the “Exercise Price”) shall not be less than the Discounted Market Price (as defined in TSXV Policy 4.4).

6.	Subject to the restrictions on exercise set out in clause five above and clauses eight and nine below, upon the granting of Options hereunder to an Optionee (the “Grant Date”), the Options so granted may be exercised pursuant to such vesting schedule as the Board may from time to time impose or, as may be required by the TSXV, or under applicable securities law. The Options granted must be exercised on or before five (5) years from the Grant Date or on or before such other earlier expiry date as may be determined by the Board of Directors (the

“Exercise Period”) and at the expiration of the Exercise Period any Options which have not been exercised shall expire and become null and void.

7.	Upon any Optionee (or the sole shareholder of a corporate transferee Optionee under clause 4) ceasing to be an officer, director, employee or consultant of the Corporation for any reason whatsoever, other than the death of such Optionee, including the resignation or retirement of the Optionee as an officer, director, employee or consultant of the Corporation or a subsidiary of the Corporation or the termination by the Corporation or a subsidiary of the Corporation of the employment of the Optionee, during the Exercise Period, the Option hereunder granted shall cease and terminate on the ninetieth day (90th) following the effective date of such resignation or retirement or on the ninetieth (90th) day following the date notice of termination of employment is given by the Corporation or a subsidiary of the Corporation, whether such termination is with or without reasonable notice, or at the end of the Exercise Period, whichever occurs first, and shall be of no further force or effect whatsoever as to such of the Common Shares in respect of which such Option has not been previously exercised. Notwithstanding the foregoing, Options granted to an Optionee who is engaged in investor relations activities shall expire and be of no further force or effect whatsoever the earlier of thirty (30) days after the Optionee ceases to be employed to provide investor relations activities and the end of the Exercise Period. Notwithstanding the foregoing, in the event of termination for cause, such Option shall cease and terminate immediately upon the date notice of termination for employment for cause is given by the Corporation or a subsidiary of the Corporation and shall be of no force or effect whatsoever as to such of the Common Shares in respect of which such Option has not previously been exercised.

8.	In the event of the death of an Optionee on or prior to the expiry time, all Options which the Optionee has not previously exercised shall vest immediately and may be exercised by the Optionee’s legal personal representatives at any time up to and including (but not after) a date that is one (1) year from the date of death of the Optionee, unless otherwise specified in the stock option agreement or up to the expiry time, whichever occurs first, after which date the Options shall terminate.

9.	In the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety prior to the expiry time of an Option, such Option may be exercised, as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time), by the Participant at any time up to and including (but not after) a date thirty (30) days following the date of the completion of such sale or prior to the end of the Exercise Period of such Option, whichever is earlier.

10.	In the event the Corporation’s common shareholders receive a “take-over” bid as defined in the Securities Act (Alberta) as amended, or any successor legislation thereto, pursuant to which the “offeror” as a result of such take-over bid, if successful, would beneficially own in excess of 20% of the outstanding common shares of the Corporation, such Option may be exercised, as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time), by the Optionee at any time prior to the 10th day following the expiry date of the take-over bid offer.

11.	In the event, during any Exercise Period of any Options granted hereunder, of any consolidation, subdivision, redivision or change of the Common Shares of the Corporation into a greater or lesser number of shares, then such outstanding Options shall be deemed to be amended to be for such greater or lesser number of shares as would have resulted if the shares represented by such Options had been issued and outstanding at the date of such consolidation, subdivision, redivision or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

12.	Options granted hereunder shall be exercisable by an Optionee by delivering written notice to the Corporation specifying the number of Options being exercised and the Exercise Price, accompanied by payment in full of the Exercise Price for the number of Options for which such exercise is made. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Corporation shall cause to be issued, and deliver to such Optionee, a certificate representing the shares for which such Options have been exercised.

13.	The granting of Options hereunder to any Optionee shall not obligate such Optionee to exercise such Options or any portion thereof.

14.	The Plan may be amended, modified or terminated by the Board of Directors of the Corporation with the approval of the TSXV; provided that disinterested shareholder approval shall be obtained for any reduction in the Exercise Price of any outstanding Options held by Optionees who are insiders of the Corporation at the time of the proposed amendment.

PETROFLOW ENERGY LTD. /signed/ “Duncan Moodie” Duncan Moodie, CFO